

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

October 18, 2010

Brenham Oil & Gas Corp.
Chairman of the Board and CEO, Daniel Dror
601 Cien Street, Suite 235
Kemah, TX 77565-3077

> **Re: Brenham Oil & Gas Corp.**
> **Registration Statement on Form S-1**
> **Filed September 21, 2010**
> **File No. 333-169507**

Dear Mr. Dror:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1</u>

<u>General</u>

1.   Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2.   Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

3.   You do not appear to have registered the spin-off. You state on the cover page and elsewhere that the related distribution "was completed on July 21, 2010." Under "Results of the Spin-Off Transaction" at page 19, you disclose that the distribution was made to "approximately 1,200 stockholders." Explain to us in necessary detail how the spin-off dividend distribution of Brenham's common stock to your parent company's stockholders complied with the federal securities laws in light of the guidance set forth in the Division of Corporation Finance Staff Legal Bulletin No. 4 (9/16/1997), which is available at the Commission's website at the following link: http://www.sec.gov/interps/legal/slbcf4.txt. Based on the guidance in that bulletin ("SLB4"), it appears that you were required to register the spin-off. Refer in particular to Sections 4.A and 4.B of SLB4.

      For example, SLB4 states that a subsidiary must register under the Securities Act the shares to be issued in a spin-off by its parent unless five conditions are met. One of the conditions in your circumstances is that the parent company must provide adequate information to its shareholders by the date it spins-off the securities. This "adequate information" would occur when (1) the parent gives its shareholders an information statement that describes the spin-off and the subsidiary and that substantially complies with Regulation 14A or Regulation 14C under the Exchange Act; and (2) the subsidiary registers the spun-off securities under the Exchange Act. In this regard, it appears that prior to the spin-off, AMIN had not provided its shareholders with an information statement and Brenham had not registered the securities under the Exchange Act.

4.   If you conclude that the spin-off dividend distribution did not comply with the federal securities laws, please explain in necessary detail how you propose to address the failure to comply. We may have additional comments based upon your response and any related proposed disclosure.

5.   Please revise your prospectus, including footnote one to the calculation of registration fee table, the cover page, and your prospectus summary to indicate that the spin-off of

the shares of Brenham by AMIN to its shareholders has already occurred. Disclose explicitly that you are only registering the resale of such shares to the public. In this regard, you must substantially revise the cover page of your prospectus.

6.   We note that you are registering the resale of 10,297,019 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the amount of time the selling security holders held their shares, the transaction appears to be a primary offering. Please revise the cover page of your filing to identify the selling stockholders as underwriters as required by Item 501(b)(8) of Regulation S-K. Please also revise your Plan of Distribution disclosure to identify the selling stockholders as underwriters as required by Item 508 of Regulation S-K.

7.   Also, because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, your shares must be offered at a fixed price until your shares are traded on the OTCBB.   In this regard, revise your prospectus accordingly, including your cover page, summary, plan of distribution, selling shareholders, and determination of offering price sections.   If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

8.   Please explain why you have not checked the box to indicate that this is an offering under Rule 415.

9.   Update your disclosure as necessary to provide current, accurate, and complete information. For example, we note the following statements which require further explanation or revision:

- Reference to "the developing countries in which we conduct our activities, including Africa" (page 16), in light of your disclosure in Note 1 to your financial statements that your sole asset is a royalty interest relating to a tract of land in Texas;
- "We do business … in countries and regions in which we may face, directly or indirectly, corrupt demands by officials, tribal or insurgent organizations…." (page 17);
- "These EPA rules are expected to be finalized on or before March 2010" (page 26);
- "The international community is meeting in December 2009…." (page 26);
- "transportation of drilling rigs to the sites of our prospects in the U.S. Gulf of Mexico" (page 27);
- "we will need to spend approximately $10 million of capital for the year ending December 31, 2010 in order to achieve our 2010 plans," but you provide no

discussion of the "2010 plans" nor how you will obtain the funds needed (page 44);

- Suggestion at page 52 that the distribution of shares was to your "unaffiliated stockholders," without an explanation regarding affiliates (or prior affiliates) such as Elkana Faiwuszewicz, who is identified as a holder of 25.2% of AMIN stock in the most recent Form 10-K filed by AMIN; and
- Omission of any reference in Item 15. Recent Sales of Unregistered Securities" to the shares issued in the spin-off.

Cover Page

10.   Please indicate that American International Industries, Inc. is a publicly traded company registered under the Exchange Act.

Questions and Answers about AMIN and the Spin-Off Transaction, page 7

11.   We note your disclosure here and under "Material U.S. Federal Income Tax Consequences" at page 19. Please obtain and file the required opinion regarding the material tax consequences. Also provide disclosure which makes clear that the information you provide either constitutes or summarizes the opinion (of the expert you will name), rather than stating the conclusions merely as AMIN's "belief." Refer to Item 601(b)(8) of Regulation S-K.

12.   We note your statement that "[w]e anticipate that we will become subject to quotation on the OTC Bulletin Board following this registration statement being declared effective by the SEC." Please also disclose that there is no assurance that your stock will be listed on the OTCBB.

Risk Factors, page 9

13.   Please revise the subheadings to your risk factors so that, rather than merely stating a fact, they disclose the risk to the company or an investor. Also, is not sufficient to merely state that your business, operations, or revenues may be adversely affected. Instead, identify the particular harm(s) that may result in each case.

14.   Provide a new risk factor which discusses the risks related to your status as an issuer of "penny stock," as defined.

15.   As noted in comment 9 above, it is not appropriate to suggest that the spin-off will qualify as tax free as a result of AMIN's expectation, and the disclosure you provide in that regard at page 9 also mitigates the risk factor discussion. Please revise to eliminate all mitigating text from the Risk Factors section, including the tax free example and the reference to "customary industry practice" at page 15.

16.   You are responsible for providing accurate, complete, and current information. Eliminate any suggestion to the contrary, including that which appears under the caption "We may face substantial uncertainties" at page 11.

Cautionary Note Regarding Forward-Looking Statements, page 18

17.   It does not appear appropriate to suggest that the word "will" identifies forward-looking statements. Please revise accordingly.

Information Regarding Selling Stockholders, page 19

18.   Please provide all the disclosure Item 507 of Regulation S-K requires.

19.   In the new tabular disclosure you provide, disclose the number of shares that would be owned after the offering, assuming no additional purchases of shares by the selling stockholders.

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 19

20.   Please eliminate the statements that persons should consult their tax advisors although you may suggest this course of action.

21.   Please eliminate any suggestion that you provide only a "summary" of "certain" consequences, instead making clear that you disclose the material tax consequences.

Reasons for the Spin-Off Transaction, page 21

22.   You reference a "higher aggregate market value" for Brenham's common stock. With regard to projections, we refer you to Item 10 of Regulation S-K. Moreover, the disclosure is unclear insofar as there has been no public market for Brenham shares.

Financial Statements, page 29

Note 1. Organization and Nature of Business, page 35

23.   We note from the disclosure that you were previously a wholly owned subsidiary of American International Industries, Inc. (American), and that effective April 2010 you were re-domiciled in Nevada, and "spun-off" to American shareholders.   With regard to the standalone financial statements presented for Brenham Oil and Gas Corp., please tell us how you have complied with the presentation and disclosure requirements of SAB Topic 1:B.

Income Taxes, page 35

24.   Please tell us why you have not provided a provision for income taxes, or the disclosures required by ASC Topic 740.10.50.

Consolidated Statement of Operations for the Six Months Ended June 30, 2010 and 2009, page 39

25.   Within the heading you identify the inception date as being November 7, 2007. Please revise this date to be consistent with the dates presented elsewhere in the document. This comment is also applicable to the Consolidated Statements of Cash Flows on page 40.

Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 43

General

26.   Please expand your disclosure to describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. The discussion and analysis shall focus specifically on material events and uncertainties that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. This would include descriptions and amounts of matters that would have an impact on future operations and have not had an impact in the past. See Item 303(a) of Regulation S-K for further guidance.

27.   We further note that your executive officers have not received a salary or stock awards up through December 31, 2009. As part of management's discussion and analysis, please include a discussion of future compensation arrangements, if any, and how you intend to compensate executive officers going forward.

Liquidity and Capital Resources, page 43

28.   We note that you will need to spend $10 million in the next two months to achieve your "2010 plans," which you do not define. In this regard, describe in necessary detail your "2010 plans," including the status of your fundraising efforts to date. Please also disclose:
        a. Any milestones that need to be achieved to effect your proposed business plan;
        b. Principal steps in accomplishing those milestones;
        c. The timetable for achieving the milestones/steps;
        d. Any costs involved in achieving such milestones/steps;

        e.   The likelihood and potential sources of obtaining funding for such milestones/steps, including the $10 million needed by the end of 2010;

        f.   Any significant conditions (besides adequate funding) to accomplishing these milestones, like third party approvals, etc; and

        g.   Any impact on the business plan if you fail to receive adequate funding or if required conditions do not occur.

29.   Similarly, describe your plans for 2011, including the amount of funds necessary to "fund our initial costs in connection with our planned prospect selection program at least through the end of 2011."

Critical Accounting Policies, page 44

30.   We note your statement under this heading that "We have outlined below certain accounting policies that are of particular importance to the presentation of our financial position and results of operations and require the application of significant judgment or estimates by our management." However, such disclosure was not included in your filing. Accordingly, please include this disclosure in your next amendment, or remove the reference to providing such information.

Directors and Executive Officers, page 46

31.   For any individual listing more than one current job, please disclose how much of that person's professional time will be devoted to Brenham's business. For example, we note the dual roles played by both Daniel Dror and Sherry Couturier.

32.   Provide biographical information for the most recent five years for each executive officer and director, leaving no gaps or ambiguities with regard to time.

33.   If you retain the reference in Mr. Trojan's sketch to the discovery of three billion barrels of oil, provide us with the particulars of his role in the discovery and with additional details in that regard.

Security Ownership of Certain Beneficial Owners and Management, page 48

34.   Explain to us why Mr. Faiwuszewicz is not listed as a stockholder. We note the related disclosure in the most recent Form 10-K filed by AMIN.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien at (202) 551- 3721 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579, or in his absence, Timothy Levenberg, Special Counsel at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director